SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           --------------------------
                                   SCHEDULE TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 6)
                           --------------------------
                               PRIMARK CORPORATION
                       (Name of Subject Company (Issuer))
                           --------------------------
                         MARQUEE ACQUISITION CORPORATION
                             THE THOMSON CORPORATION
                      (Names of Filing Persons (Offerors))
                           --------------------------
                      Common Stock, No Par Value Per Share
                         (Title of Class of Securities)
                           --------------------------
                                    741903108
                      (CUSIP Number of Class of Securities)

                             Michael S. Harris, Esq.
                             The Thomson Corporation
                        Metro Center at One Station Place
                           Stamford Connecticut 06902
                            Telephone (203) 969-8700

  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of filing persons)
                           --------------------------
                                    Copy to:
                             David W. Heleniak, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000

                            CALCULATION OF FILING FEE
================================================================================
       Transaction Valuation*                     Amount of Filing Fee**
--------------------------------------------------------------------------------
           $913,518,708                                $182,703.74
================================================================================

* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $38.00, the per share tender offer price, by 24,039,966, the sum of the 20,308,103 currently outstanding shares of Common Stock sought in the Offer and the 3,731,863 shares of Common Stock subject to options that vested as of June 12, 2000.
**   Calculated as 1/50 of 1% of the transaction value.
[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $182,703.74     Filing Party: The Thomson Corporation,
                                                        Marquee Acquisition
                                                        Corporation
Form or Registration No.: Schedule TO     Date Filed:   June 14, 2000
[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
[X]  third-party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[X]  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

              This Amendment No. 6 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 14, 2000 (the "Schedule TO"), by Marquee Acquisition Corporation, a Michigan corporation ("Purchaser") and an indirect wholly owned subsidiary of The Thomson Corporation, a corporation organized under the laws of Ontario, Canada ("Thomson"). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of Common Stock, no par value, including associated common stock purchase rights (together, the "Shares"), of Primark Corporation, a Michigan corporation (the "Company"), at a purchase price of $38.00 per Share, net to each seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 14, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and (a)(2) to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO.

Item 4.       Terms of the Transaction.

              Item 4 of the Schedule TO is hereby amended and supplemented by the following:

              On August 30, 2000, Thomson issued a press release announcing the extension of the Offer until 5:00 p.m., Eastern Daylight Time, on Tuesday, September 12, 2000. Thomson also announced that it had been advised by Morgan Stanley Dean Witter, the dealer manager for the Offer, that as of 5:00 p.m., EDT, on August 28, 2000, approximately 16,111,076 Common Shares had been tendered. The foregoing description of the press release which is attached hereto as Exhibit (a)(13) is incorporated by reference herein.

              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 30, 2000

                                     MARQUEE ACQUISITION CORPORATION


                                     By:   /s/ Michael S. Harris
                                        ----------------------------------------
                                        Name:  Michael S. Harris
                                        Title: Vice President




                                     THE THOMSON CORPORATION


                                     By:   /s/ Michael S. Harris
                                        ----------------------------------------
                                        Name:  Michael S. Harris
                                        Title: Senior Vice President and
                                               General Counsel

                                  EXHIBIT INDEX






Exhibit No.
(a)(1)        Offer to Purchase, dated June 14, 2000.*
(a)(2)        Form of Letter of Transmittal.*
(a)(3)        Form of Notice of Guaranteed Delivery.*
(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.*
(a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(7) Summary Advertisement as published in The Wall Street Journal on June 14, 2000.*
(a)(8)        Joint Press Release issued by Thomson and the Company on June 5,
              2000.*
(a)(9)        Press Release issued by Thomson on June 22, 2000.**
(a)(10)       Joint Press Release issued by Thomson and the Company on June 28,
              2000.***
(a)(11)       Press Release issued by Thomson on July 12, 2000.****
(a)(12)       Press Release issued by Thomson on August 2, 2000.*****
(a)(13)       Press Release issued by Thomson on August 30, 2000.
(b)           None.
(c)           None.
(d)(1) Agreement and Plan of Merger, dated as of June 5, 2000, among Thomson, Purchaser and the Company.*
(d)(2) Confidentiality Agreement dated April 4, 2000, between Thomson and the Company.*
(d)(3) Shareholders Agreement, dated June 5, 2000, among Thomson, Purchaser, Joseph E. Kasputys, Stephen H. Curran and Michael R. Kargula.*
(d)(4)        Guarantee, dated June 5, 2000, of Thomson in favor of Joseph E.
              Kasputys.*
(d)(5) Letter Agreement, dated June 5, 2000, between Primark Corporation and Stephen H. Curran.*
(d)(6) Letter Agreement, dated June 5, 2000, between Primark Corporation and Michael R. Kargula.*
(d)(7) Letter Agreement, dated June 5, 2000, between Primark Corporation and Joseph E. Kasputys.*
(g)           None.
(h)           None.

---------------


              * Incorporated by reference to Thomson's Schedule TO, filed June 14, 2000.

              ** Incorporated by reference to Thomson's Schedule TO/A, filed June 23, 2000.

              *** Incorporated by reference to Thomson's Schedule TO/A, filed June 28, 2000.

              **** Incorporated by reference to Thomson's Schedule TO/A, filed July 13, 2000.

              ***** Incorporated by reference to Thomson's Schedule TO/A, filed August 2, 2000.